FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 26, 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 26, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC.

Date: April 26, 2007	By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2007
Conference calls discussing these results will be audiocast today at 08:30 BST and 13:00 BST at www.arm.com/ir

CAMBRIDGE, UK, 26 April 2007—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the quarter ended 31 March 2007

Highlights (US GAAP unless otherwise stated)

•	Q1 dollar revenues up 14% year-on-year
•	Processor Division (PD) licensing revenue up 25%
•	Physical IP Division (PIPD) licensing revenue up 23%
•	PD underlying royalty revenue up 16% to $45m on 724m shipments
•	Normalised operating margin increases to 30.3% (Q4 2006: 29.0%) despite strong currency headwind
•	Capital structure update announced - plan to move to net cash balance of approximately £50m by year end (from £127m at end of Q1)
•	Propose to step-up dividend in 2007 to 2p per share (from 1p per share in 2006)
•	Share buyback program to be accelerated – more than £100m to be spent on buybacks in FY 2007

Commenting on the results, Warren East, Chief Executive Officer, said:
“We are pleased that our Q1 results represent another quarter of robust operational execution and strong cash flow generation against a backdrop of some softness in the semiconductor industry. In addition, today’s announcement of our intention to double the dividend in 2007 and to accelerate the share buyback program reflects our confidence in the long-term growth, earnings and cash generation potential of the business.”

Q1 2007 – Revenue Analysis
	Revenue ($M)***			Revenue (£M)
	Q1 2007	Q1 2006	% Change	Q1 2007	Q1 2006	% Change
PD
Licensing	37.4	30.0	+25%	19.4	17.3	+12%
Royalties	45.0	40.9[1]	+10%	23.0	23.2[1]	-1%
Total PD	82.4	70.9	+16%	42.4	40.5	+5%
PIPD
Licensing	16.9	13.7	+23%	8.7	7.9	+10%
Royalties	8.4[2]	8.4[2]	0%	4.3[2]	4.9[2]	-12%
Total PIPD	25.3	22.1	+14%	13.0	12.8	+2%
Development Systems	13.5	13.9	-3%	6.9	7.9	-13%
Services	8.0	6.0	+33%	4.2	3.4	+24%
Total Revenue	129.2	112.9	+14%	66.5	64.6	+3%
1 Includes catch-up royalties in Q1 2006 of $2.0m (£1.1m)
2 Includes catch-up royalties in Q1 2007 of $1.5m (£0.8m) and in Q1 2006 of $0.6m (£0.4m).

Q1 2007 – Financial Summary
£M	Normalised*			US GAAP
	Q1 2007	Q1 2006	% Change	Q1 2007	Q1 2006
Revenue	66.5¹	64.6	+3%	66.5	64.6
Income before income tax	21.6	24.7	-13%	12.7	16.1
Operating margin	30.3%	35.6%		16.9%	22.3%
Earnings per share (pence)	1.14	1.27	-10%	0.70	0.84
Net cash generation**	15.6	17.3
Effective fx rate ($/£)	1.94	1.75
1 Equivalent to £74.0m at Q1 2006 effective $/£ rate

Current trading and prospects
We are encouraged to have started 2007 by reporting a 14% increase in our Q1 dollar revenues compared to last year.

We enter the second quarter with a strong order backlog and a healthy licensing sales opportunity pipeline across the business. With our reported royalty revenues in Q2 being based on foundry utilisation and product shipments made in the first calendar quarter, when some softness in the wider semiconductor industry persisted, we expect total group dollar revenues in Q2 to be at similar levels to Q1.

Based on our broad product portfolio for licensing and the increasing usage of ARM® technology across a wide range of end markets, we are well-placed to benefit from the generally-anticipated improvement in industry conditions later in the year and therefore we remain confident of achieving dollar revenues in the second half broadly in line with expectations.

CONTACTS: Tom Buchanan/Fiona Laffan Brunswick +44 (0)207 404 5959	Tim Score/Bruce Beckloff ARM Holdings plc +44 (0)1628 427800

* Normalised figures are based on US GAAP, adjusted for acquisition-related charges and share-based remuneration charges. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 6.1 to 6.21.
** Before dividends and share buybacks, net cash flows from share option exercises and acquisition consideration  - see notes 6.12 to 6.15.
*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.
**** Each American Depositary Share (ADS) represents three shares.

Financial review
(US GAAP unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2007 were $129.2 million, up 14% versus Q1 2006.  Sterling revenues of £66.5 million were up 3% year-on-year after an 11% weakening of the dollar against sterling ($1.94 in Q1 2007 compared to $1.75 in Q1 2006). At the Q1 2006 effective rate, Q1 2007 sterling revenues would have been £74.0 million.

License revenues
Total dollar license revenues in Q1 2007 grew by 24% to $54.3 million, representing 42% of group revenues, compared to $43.7 million in Q1 2006. License revenues comprised $37.4 million from PD and $16.9 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q1 2007 grew by 8% to $53.4 million, representing 41% of group revenues, compared to $49.3 million in Q1 2006. Royalty revenues comprised $45.0 million from PD and $8.4 million from PIPD.  Against the backdrop of an overall semiconductor industry inventory correction, underlying PD royalties grew 5% sequentially and 16% compared to Q1 2006. Total PIPD royalties of $8.4 million included $1.5 million of catch-up royalties.

Development Systems and Service revenues
Sales of development systems in Q1 2007 were $13.5 million, representing 11% of group revenues, compared to $13.9 million in Q1 2006. Service revenues in Q1 2007 were $8.0 million, representing 6% of group revenues, compared to $6.0 million in Q1 2006.

Gross margins
Gross margins in Q1 2007, excluding the FAS123(R) charge of £0.2 million (see below), were 89.5% compared to 89.0% in Q4 2006 and 89.0% in Q1 2006.

Operating expenses and operating margin
Total operating expenses in Q1 2007 were £48.0 million  (£42.8 million in Q1 2006) including amortisation of intangible assets and other acquisition-related charges of £5.1 million (Q1 2006: £4.6 million) and £3.7 million (Q1 2006: £3.8 million) in relation to the fair value of share-based remuneration in accordance with FAS123(R) – “Share-Based Payment”. The total FAS123(R) charge of £3.9 million in Q1 2007 is included within cost of revenues (£0.2 million), research and development (£2.3 million), sales and marketing (£0.8 million) and general and administrative (£0.6 million). Normalised income statements for Q1 2007 and Q1 2006 are included in notes 6.20 and 6.21 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

Operating expenses (excluding acquisition-related and share-based remuneration charges) in Q1 2007 were £39.3 million compared to £40.8 million in Q4 2006 and £34.5 million in Q1 2006. The sequential decline in operating expenses arises because the impact of pay increases effective from the start of the year and the inclusion of the operating expenses of businesses acquired post Q1 2006 were more than offset by a favourable net foreign exchange impact and the absence in Q1 2007 of certain one-off costs that were identified in the Q4 earnings release. Further, following a year of significant investment in headcount in 2006, headcount remained broadly flat in Q1 (see People below).

Normalised research and development expenses were £16.6 million in Q1 2007, representing 25% of revenues, compared to £18.2 million in Q4 2006 and £15.1 million in Q1 2006. Normalised sales and marketing costs in Q1 2007 were £11.1 million, being 17% of revenues, compared to £11.4 million in Q4 2006 and £9.4 million in Q1 2006. Normalised general and administrative expenses in Q1 2007 were £11.6 million, representing 17% of revenues, compared to £11.2 million in Q4 2006 and £10.0 million in Q1 2006.

Normalised operating margin in Q1 2007 was 30.3% (6.1) compared to 29.0% (6.2) in Q4 2006 and 35.6% (6.3) in Q1 2006. Operating margins in Q1 2007 were lower than Q1 2006 due to the 11% weakening of the US dollar against sterling and the effect of the investment in headcount made in 2006.  At constant currencies, applying the Q1 2006 effective rate of $1.75/£1, the operating margin for Q1 2007 would have been approximately 34%.

Earnings and taxation
Income before income tax in Q1 2007 was £12.7 million compared to £16.1 million in Q1 2006. After adjusting for acquisition-related and share-based remuneration charges, normalised income before income tax in Q1 2007 was £21.6 million(6.5) compared to £24.7 million (6.7) in Q1 2006.  The group’s effective tax rate under US GAAP in Q1 2007 was 25% reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan® acquisition.

In Q1 2007, fully diluted earnings per share prepared under US GAAP were 0.7 pence (4.1 cents per ADS****) compared to earnings per share of 0.8 pence (4.4 cents per ADS****) in Q1 2006. Normalised fully diluted earnings per share in Q1 2007 were 1.14 pence (6.16) per share (6.7 cents per ADS****) compared to 1.27 pence (6.18) (6.6 cents per ADS****) in Q1 2006.

Balance sheet
Intangible assets at 31 March 2007 were £399.6 million, comprising goodwill of £348.4 million and other intangible assets of £51.2 million, compared to £349.2 million and £56.0 million respectively at 31 December 2006.

Total accounts receivable were £67.0 million at 31 March 2007, comprising £39.1 million of trade receivables and £27.9 million of amounts recoverable on contracts, compared to £69.6 million at 31 December 2006, comprising £45.8 million of trade receivables and £23.8 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 41 at 31 March 2007 compared to 43 at 31 December 2006 and 45 at 31 March 2006.

Cash flow, share buyback program and capital structure update
Net cash at 31 March 2007 was £126.8(6.9) million compared to £128.5(6.10) million at 31 December 2006. Free cash flow in Q1 2007 was £15.6 million before a total cash outlay of £20.2 million on the share buyback program in Q1.

Since introducing dividend payments in 2004 and commencing the Company’s share buyback program in July 2005, £31.8 million has been paid to shareholders by way of dividend and £112.9 million has been spent on buying back 92.9 million shares, being 6.7% of the issued share capital. This has contributed to a net reduction in the fully diluted shares in issue from 1,431 million in Q4 2005 to 1,378 million in Q1 2007.

As part of the Board’s regular review of the Company’s capital structure and cash distributions to shareholders, the directors have determined that, given ARM’s cash generative business model, a net cash balance of approximately £50 million is currently sufficient to enable the Company to continue to invest in the business as opportunities arise whilst delivering the benefits of a more efficient capital structure.

It is planned that the net cash balance of £126.8 million at 31 March 2007 will be reduced to approximately £50 million by the end of 2007 via both a step-up in the annual dividend paid to shareholders and an acceleration of the Company’s ongoing share buyback program. Given the Company’s market leadership position and the visibility of strong cash flows as the benefits of the licensing and royalty business model bear fruit, it is expected that a step-up in the full year 2007 dividend will be proposed to 2p per share, a 100% increase on the combined interim and final 2006 dividend of 1p per share. Thereafter, it is expected that dividends will grow broadly in line with earnings from this new base.

The rate at which the Company buys back its own shares (an average of £22.4 million per quarter over the last four quarters) as part of its ongoing share buyback program will be also be accelerated in the last three quarters of 2007. It is anticipated that the share buyback program will resume following the announcement of these results.

In addition, in order to ensure capital structure flexibility going forward, the Board  has proposed a capital reorganisation  to shareholders,  for approval at the Company’s Annual General Meeting on 15 May 2007, which will make certain reserves, which are currently undistributable, available for distribution to shareholders in order to fund dividends and the ongoing share buyback program in future years.

Operating review
Backlog
Group order backlog at the end of Q1 2007 was marginally up compared to the end of Q4 2006 and approximately 20% up on the level at the end of Q1 2006. Following a strong licensing quarter for newer PD and PIPD technology in Q4 2006, the majority of licences signed in Q1 2007 were for more mature technology. The order backlog was positively impacted in Q1 by the renewal of a subscription license with one of our partners for a further term.

PD licensing
In Q1 2007, in addition to the renewal of the subscription license, ARM signed 11 traditional licenses, three of which were signed for ARM7™ family processors (including two licences signed with top 20 semiconductor companies), and six which were signed for ARM9™ family processors, demonstrating the very long design-in life of ARM’s technology. We saw continued demand for our Cortex™ family of products with the signing of our ninth Cortex-R4 processor license which brings the total number of Cortex licenses signed to 24. The sales pipeline includes a number of further Cortex licensing opportunities which we expect to close in coming quarters.

Q1 2007 PD Licensing Analysis – 474 cumulative processor licenses
	Multi-use			Term			Per-use
	U	D	N	U	D	N	U	D	N	Total
ARM7		2							1	3
ARM9		1	1		2		1		1	6
ARM11		1								1
Cortex-R4					1					1
									Total	11

U:Upgrade     D:Derivative     N:New

PD royalties
PD unit shipments continued to grow in Q4 2006 (our partners report royalties one quarter in arrears) despite an overall sluggish industry backdrop. Reported processor unit shipments were 724 million, up 3% sequentially and up 27% compared to Q1 2006. ARM7 family shipments, comprising 63% of total shipments, were up 11% sequentially. ARM11™ family shipments grew 76% sequentially and now make up just over 1% of total shipments. The ARM9 family accounted for 36% of total shipments for the quarter. Overall, the average royalty ARM received per processor increased marginally to 6.2 cents (Q4 2006: 6.1 cents) with the impact of the increasing penetration of higher value chips outweighing, in this particular quarter, continued strong unit growth in lower-priced chips.

The proportion of total shipments accounted for by the mobile segment remained at 66%, with unit growth of 3% sequentially and 33% over Q1 2006. Beyond mobile, the embedded segment continued to grow strongly, up 24% sequentially and 65% over Q1 2006, driven primarily by a growing proportion of general-purpose microcontrollers being based on ARM technology, partly accounting for the significant growth in ARM7 family shipments.

PIPD licensing
ARM signed 13 physical IP licenses in Q1 2007, including the first license for silicon on insulator (‘SOI’) physical IP arising from the acquisition of SOISIC in October 2006.

For the more traditional physical IP licenses, much like in PD, the licenses signed were for more mature physical IP technology.  We are encouraged by the continued demand for these products as further platform licenses were signed at both the 130nm and the 180nm nodes.

Q1 PIPD Licensing Analysis - 300 cumulative physical IP licenses
	Process Node (nm)	Total
Platform Licenses
Classic™	180	1
Metro™	130	1
Advantage™	65	2
Standard Cell Libraries
Classic
Metro	90	1
Advantage	90	1
Memory Compilers
Classic	250/130	2
Metro
Advantage	90	2
Velocity PHYs	90/65	2
SOI Licenses	180	1
Total		13

PIPD royalties
PIPD royalties in Q1 2007 were $8.4 million, down from $9.6 million in Q4 2006 and the same level as in Q1 2006. As highlighted in our earnings release last quarter, the world’s semiconductor foundries saw significant declines in the utilisation rate (an indication of the volume of wafers generated by a semiconductor foundry) in Q4 2006.  As the majority of PIPD royalties are generated by semiconductor foundries and our royalties are a function of the volume of wafers produced, the sequential decline in PIPD royalties generated from wafers shipped in Q4 2006 (our partners report royalties one quarter in arrears) was consistent with our expectations. Reported utilisation rates at the semiconductor foundries showed sequential declines again in Q1 2007, although industry commentary indicates foundry utilisation rates are starting to pick up in Q2 2007.

Appointment of independent non-executive director
As announced in Q1 2007, Young K. Sohn joined the board as an independent non-executive director on 2 April 2007.  He has extensive experience in the semiconductor industry both in Silicon Valley and in Asia.  He is a director of Cymer, Inc. and M-Stream Technology Limited and an advisor to Panorama Capital, a Silicon Valley-based venture capital firm. Previously, he was President of the semiconductor products group at Agilent Technologies, Inc. and President, CEO and Chairman of Oak Technology, Inc. Prior to that he was President of the hard-drive business of Quantum Corporation and, before that, Director of Marketing at Intel Corporation.

People
Following a year of significant investment in new employees in 2006, 2007 is expected to be a year of consolidation and enhanced productivity. At 31 March 2007, ARM had 1,667 full-time employees, a net increase of eight since the end of 2006. At the end of Q1, the group had 677 employees based in the UK, 566 in the US, 163 in Continental Europe, 199 in India and 62 in the Asia Pacific region.

Legal matters
ARM is currently involved in ongoing litigation proceedings with Nazomi Communications, Inc. and Technology Properties Limited, Inc. Details are set out in the 2006 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 11 April 2007. Based on independent legal advice, ARM does not expect any significant liability to arise in respect of these proceedings.

ARM Holdings plc
First Quarter Results – US GAAP

	Quarter	Quarter
	ended	ended
	31 March	31 March
	2007	2006
	Unaudited	Unaudited
	£’000	£’000
Revenues
Product revenues	62,300	61,232
Service revenues	4,192	3,402
Total revenues	66,492	64,634

Cost of revenues
Product costs	(5,638)	(5,815)
Service costs	(1,590)	(1,552)
Total cost of revenues	(7,228)	(7,367)

Gross profit	59,264	57,267

Research and development	(18,997)	(17,456)
Sales and marketing	(11,906)	(10,191)
General and administrative	(12,462)	(10,609)
Amortization of intangibles purchased through business combination	(4,655)	(4,587)
Total operating expenses	(48,020)	(42,843)

Income from operations	11,244	14,424
Interest	1,457	1,673

Income before income tax	12,701	16,097
Provision for income taxes	(3,124)	(4,137)

Net income	9,577	11,960

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,377,589	1,420,175
Earnings per share – pence	0.7	0.8
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	459,196	473,392
Earnings per ADS – cents	4.1	4.4

ARM Holdings plc
Consolidated balance sheet - US GAAP

	31 March	31 December
	2007	2006
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	92,595	90,743
Short-term investments	19,069	18,600
Marketable securities	15,117	19,151
Accounts receivable, net of allowance of
£2,412,000 in 2007 and £2,556,000 in 2006	66,967	69,552
Inventory: finished goods	2,557	1,933
Income taxes receivable	5,761	5,761
Prepaid expenses and other assets	14,362	12,668
Total current assets	216,428	218,408

Deferred income taxes	12,203	9,872
Prepaid expenses and other assets	1,241	1,328
Property and equipment, net	12,860	13,970
Goodwill	348,404	349,243
Other intangible assets	51,201	56,027
Investments	3,522	3,855
Total assets	645,859	652,703

Liabilities and shareholders’ equity
Accounts payable	2,971	1,826
Income taxes payable	9,898	5,572
Personnel taxes	1,657	1,408
Accrued liabilities	24,485	33,021
Deferred revenue	31,632	31,485
Total current liabilities	70,643	73,312

Deferred income taxes	3,554	4,744
Total liabilities	74,197	78,056

Shareholders’ equity
Ordinary shares	700	695
Additional paid-in capital	457,057	446,005
Treasury stock, at cost	(78,404)	(58,245)
Retained earnings	205,148	197,874
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale securities, net of tax asset of £330,000 (2006: £231,000)	164	394
Cumulative translation adjustment	(13,003)	(12,076)
Total shareholders’ equity	571,662	574,647

Total liabilities and shareholders’ equity	645,859	652,703

Notes to the Financial Information
(1) Basis of preparation
US GAAP
The financial information prepared in accordance with the Company’s US GAAP accounting policies comprises the consolidated balance sheets as of 31 March 2007 and 31 December 2006 and related income statements for the periods then ended, together with related notes.  In preparing this financial information management has used the principal accounting policies as set out in the Company’s annual financial statements and Form 20-F for the year ended 31 December 2006, except in relation to changes in respect of accounting for provisions for sabbatical leave following the adoption of EITF 06-2 on 1 January 2007.

(2) Share-based compensation charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 31 March 2007 are share-based compensation charges of £3.9 million:  £0.2 million in cost of revenues, £2.3 million in research and development costs, £0.8 million in sales and marketing costs and £0.6 million in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 31 March 2007 are £27.9 million (31 December 2006: £23.8 million) of amounts recoverable on contracts.

(4) Consolidated statement of changes in shareholders’ equity (US GAAP)

		Additional			Unrealized	Cumulative
	Share	paid-in	Treasury	Retained	holding	translation
	capital	capital	stock	earnings	gain	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2007	695	446,005	(58,245)	197,874	394	(12,076)	574,647
Shares issued on exercise of options	5	5,504	-	-	-	-	5,509
Net income	-	-	-	9,577	-	-	9,577
Cumulative effect as a result of adopting EITF 06-2, net of tax*	-	-	-	(2,303)	-	-	(2,303)
Tax effect of option exercises	-	368	-	-	-	-	368
Amortization of deferred compensation	-	3,784	-	-	-	-	3,784
Conversion of liability award to equity award	-	1,396	-	-	-	-	1,396
Purchase of own shares	-	-	(20,159)	-	-	-	(20,159)
Other comprehensive income:
Unrealized holding losses on available-for-sale securities	-	-	-	-	(230)	-	(230)
Currency translation adjustment	-	-	-	-	-	(927)	(927)
At 31 March 2007	700	457,057	(78,404)	205,148	164	(13,003)	571,662

* In accordance with EITF 06-2, the cumulative provision for employee sabbatical leave as at 1 January 2007 is credited directly to retained earnings

(5) Consolidated statement of comprehensive income (US GAAP)

	Q1 2007	FY 2006

Net income	9,577	45,163
Realized gain on available-for-sale security, net of tax	-	(2,375)
Unrealized holding losses on available-for-sale security, net of tax	(230)	(1,090)
Currency translation adjustment	(927)	(68,128)
Total comprehensive income / (loss)	8,420	(26,430)

(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude one-off non-recurring charges, acquisition-related charges and profit on disposal of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(6.1)	(6.2)	(6.3)	(6.4)
	Q1 2007	Q4 2006	Q1 2006	FY 2006

Income from operations (US GAAP)	11,244	7,770	14,424	45,020
Acquisition-related charge – amortization of intangibles	4,655	4,700	4,587	19,018
Acquisition-related charge – other payments	397	1,057	-	1,057
Stock-based compensation and related payroll taxes	3,872	6,177	3,988	18,292
Normalised income from operations	20,168	19,704	22,999	83,387
As % of revenue	30.3%	29.0%	35.6%	31.7%

	(6.5)	(6.6)	(6.7)	(6.8)
	Q1 2007	Q4 2006	Q1 2006	FY 2006

Income before income tax (US GAAP)	12,701	9,351	16,097	57,048
Acquisition-related charge – amortization of intangibles	4,655	4,700	4,587	19,018
Acquisition-related charge – other payments	397	1,057	-	1,057
Stock-based compensation and related payroll taxes	3,872	6,177	3,988	18,292
Profit on sale of available-for-sale investment	-	-	-	(5,270)
Normalised income before income tax	21,625	21,285	24,672	90,145

		(6.9)	(6.10)	(6.11)
		31 March	31 December	30 September
		2007	2006	2006

Cash and cash equivalents		92,595	90,743	103,472
Short-term investments		19,069	18,600	26,427
Short-term marketable securities		15,117	19,151	17,520
Normalised cash		126,781	128,494	147,419

	(6.12)	(6.13)	(6.14)	(6.15)
	Q1 2007	Q4 2006	Q1 2006	FY 2006

Normalised cash at end of period (as above)	126,781	128,494	182,282	128,494
Less: Normalised cash at beginning of period	(128,494)	(147,419)	(160,902)	(160,902)
Add back: Cash outflow from acquisitions (net of cash acquired)	2,618	3,305	-	17,270
Add back: Cash outflow from payment of dividends	-	5,449	-	12,367
Add back: Cash outflow from purchase of own shares	20,159	25,840	6,957	76,519
Less: Cash inflow from exercise of share options	(5,509)	(2,349)	(11,007)	(17,860)
Less: Cash inflow from sale of available-for-sale investments	-	-	-	(5,567)
Normalised cash generation	15,555	13,320	17,330	50,321

	(6.16)	(6.17)	(6.18)	(6.19)
	Q1 2007	Q4 2006	Q1 2006	FY 2006

Net income (US GAAP)	9,577	12,063	11,960	45,163
Acquisition-related charge – amortization of intangibles	4,655	4,700	4,587	19,018
Acquisition-related charge – other payments	397	1,057	-	1,057
Stock-based compensation and related payroll taxes	3,872	6,177	3,988	21,788
Profit on sale of available-for-sale investment	-	-	-	(5,270)
Estimated tax impact of above charges	(2,849)	(3,477)	(2,464)	(10,336)
Normalised net income	15,652	20,520	18,071	71,420
Dilutive shares (‘000)	1,377,589	1,380,581	1,420,175	1,404,751
Normalised diluted EPS	1.14p	1.49p	1.27p	5.08p

(6.20) Normalised income statement for Q1 2007

	Normalised	Stock- based compens- ation	Intangible amortisa- tion	Other acquisition related charges	US GAAP
	£'000	£'000	£'000	£'000	£'000
Revenues
Product revenues	62,300	-	-	-	62,300
Service revenues	4,192	-	-	-	4,192
Total revenues	66,492	-	-	-	66,492

Cost of revenues
Product costs	(5,638)	-	-	-	(5,638)
Service costs	(1,358)	(232)	-	-	(1,590)
Total cost of revenues	(6,996)	(232)	-	-	(7,228)

Gross profit	59,496	(232)	-	-	59,264

Research and development	(16,589)	(2,246)	-	(162)	(18,997)
Sales and marketing	(11,132)	(774)	-	-	(11,906)
General and administrative	(11,607)	(620)	-	(235)	(12,462)
Amortization of intangibles purchased through business combination	-	-	(4,655)	-	(4,655)
Total operating expenses	(39,328)	(3,640)	(4,655)	(397)	(48,020)

Income from operations	20,168	(3,872)	(4,655)	(397)	11,244
Interest	1,457	-	-	-	1,457

Income before income tax	21,625	(3,872)	(4,655)	(397)	12,701
Provision for income taxes	(5,973)	937	1,796	116	(3,124)

Net income	15,652	(2,935)	(2,859)	(281)	9,577

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,377,589				1,377,589
Earnings per share – pence	1.14				0.70
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	459,196				459,196
Earnings per ADS – cents	6.69				4.09

(6.21) Normalised income statement for Q1 2006

	Normalised	Stock- based compensation	Intangible amortisation	US GAAP
	£'000	£'000	£'000	£'000
Revenues
Product revenues	61,232	-	-	61,232
Service revenues	3,402	-	-	3,402
Total revenues	64,634	-	-	64,634
			-
Cost of revenues
Product costs	(5,815)	-	-	(5,815)
Service costs	(1,313)	(239)	-	(1,552)
Total cost of revenues	(7,128)	(239)	-	(7,367)

Gross profit	57,506	(239)	-	57,267

Research and development	(15,143)	(2,313)	-	(17,456)
Sales and marketing	(9,393)	(798)	-	(10,191)
General and administrative	(9,971)	(638)	-	(10,609)
Amortization of intangibles purchased through business combination	-	-	(4,587)	(4,587)
Total operating expenses	(34,507)	(3,749)	(4,587)	(42,843)

Income from operations	22,999	(3,988)	(4,587)	14,424
Interest	1,673	-	-	1,673

Income before income tax	24,672	(3,988)	(4,587)	16,097
Provision for income taxes	(6,601)	643	1,821	(4,137)

Net income	18,071	(3,345)	(2,766)	11,960

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,420,175			1,420,175
Earnings per share – pence	1.27			0.84
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	473,392			473,392
Earnings per ADS – cents	6.62			4.38

Note

The results shown for Q1 2007, Q4 2006,  and Q1 2006 are unaudited. The results shown for FY 2006 are audited.  The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2006, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, have been delivered to the Registrar of Companies.

Except for changes in accounting policy on the adoption of new accounting standards, as disclosed, the results for ARM for Q1 2007 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2006 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2006.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995.  These statements are subject to risk factors associated with the semiconductor and intellectual property businesses.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements.  It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control.  These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a  registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex, Advantage, Classic and  Metro  are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc., Axys Design  Automation Inc., ARM Germany GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, Soisic SA, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd., Keil Elektronik GmbH, and ARM Norway AS.